Exhibit 99.64

January 9, 2017

Lithium Americas to Present at Cormark Securities

2017 Battery Value Chain Conference

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”, TSX: LAC, OTCQX: LACDF) is pleased to announce that Dr. David Deak, Chief Technical Officer and President of the Company’s subsidiary Lithium Nevada Corp., will be the keynote speaker on Wednesday, January 25, 2017 at the Cormark Securities 2017 Battery Value Chain Conference held in Toronto, Canada.

The presentation will be available on Lithium Americas’ website at www.lithiumamericas.com.

About Lithium Americas

Lithium Americas is developing the Cauchari-Olaroz Lithium Project, located in Jujuy Province, Argentina, and the Lithium Nevada project (formerly Kings Valley project) in Nevada, USA, with the intent to become a major supplier of lithium products. In addition, Lithium Americas is a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com